

November 4, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Mario Moreno Cortez, Coordinator of Finance
Group Simec
Calzada Lázaro Cárdenas 601
Colonia La Nogalera, Guadalajara,
Jalisco, México 44440

      Re: **Group Simec**
             Form 20-F for the year ended December 31, 2014
             Filed May 15, 2015
             File No. 1-11176

Dear Mr. Cortez:

We issued comments to you on the above captioned filing on September 15, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 18, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

                    Sincerely,

                    /s/ John Cash

                    John Cash
                    Branch Chief

                    Office of Manufacturing and
                    Construction

Cc: David L. Williams, Simpson, Thatcher & Bartlett LLP